Issuer Free Writing Prospectus dated March 24, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated March 21, 2025

SEC Registration Statement No. 333-285191

Proposed Nasdaq Ticker: EDHL

1 Everbright Digital Holding Limited Issuer Free Writing Prospectus dated March 13, 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated March 14, 2025 SEC Registration Statement No. 333 - 285191 Proposed Nasdaq Ticker: EDHL

2 This free writing prospectus relates to the proposed public offering of ordinary shares ("Ordinary Shares") of Everbright Digital Holdings Limited ("we", "us", or 'our') and should be read together with the registration statement, as amended (File No.: 333-285191) filed on March 21, 2025 (the “Registration Statement”) we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/2024876/000101376225001048/ea0208 475-13.htm The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Dominari Securities LLC via email: info@dominarisecurities.com, or contact Everbright Digital Holdings Limited via email: michael@umeta.hk.

Forward Looking Statements

This presentation contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "believe," "plan," "expect," "intend," "should," "seek," "estimate," "will," "aim" and "anticipate," or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this presentation, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in the following:

- our business and operating strategies and our various measures to implement such strategies;
- our operations and business prospects, including development and capital expenditure plans for our existing business;
- changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;
- our financial condition, results of operations and dividend policy;
- changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;
- the regulatory environment and industry outlook in general;
- future developments in the Digital Spatial Marketing Solutions market and actions of our competitors;
- catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;
- the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;
- the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;
- our ability to execute our strategies;
- changes in the need for capital and the availability of financing and capital to fund those needs;
- our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences;
- exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;
- changes in interest rates or rates of inflation; and
- legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect. This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

4 Offering Summay EVERBRIGHT DIGITAL HOLDING LIMITED Issuer Initial Public Offering Offering Type Nasdaq Capital Market - “ EDHL ” Proposed Listing / Symbol 1,500,000 Ordinary Shares (or 1,725,000 Ordinary Shares if the underwriters exercise their over - allotment option in full) Shares Offered Expected to be between $4.00 and $5.00 per share Offering Price $6,000,000 (based on an assumed initial public offering price of $4.00 per share) excluding proceeds from the exercise of the underwriters’ over - allotment option, less underwriting discounts and other offering expenses Gross IPO Proceeds 26,500,000 Ordinary Shares (or 26,725,000 Ordinary shares if the underwriters exercise their over - allotment option in full) Shares Outstanding Post - Offering 30% - Marketing and business expansion 30% - Continued research and development of our core technologies 15% - Business development overseas 15% - Talent acquisition and training 15% - Working Capital Use of proceeds Dominari Securities LLC and Revere Securities LLC Underwriters See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. JG0

5 Investment Highlight » Deeply involved in the metaverse and related technologies » One - stop digital marketing services » Comprehensive range of digital marketing solutions design and creation: metaverse stimulation virtual reality (VR) augmented reality (AR) Integrated Marketing Solutions Provider x Increasingly prioritize digital marketing solutions x More advanced technologies are being adopted x Continual improvement in the internet penetration rate Market Driver of Digital Marketing Solution Industry □ Experienced team in the software and IT industry Professional Management Team □ Increase our clientele by progressively entering the Asia - Pacific markets for digital marketing solutions □ Build new client partnerships while strengthening our ties with current clients □ Strengthens core capabilities through ongoing research and development □ Attract, Develop, Train, and Retain Highly Skilled Professionals Growth Strategies See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

6 Table of contents Company Overview Our Products and Services Market Analysis Financial Highlights Our Management Team See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

7 01. Company Overview ABOUT US See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

8 Everbright Digital Holding Limited (Proposed Nasdaq symbol : EDHL) is an integrated marketing solutions provider in Hong Kong that is deeply involved in the metaverse and related technologies, and is committed to providing one - stop digital marketing services for the whole process of enterprise development . Operating in the digital marketing solutions industry, our comprehensive range of digital marketing solutions to our clients include, but not limited to, metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, IP character creation and social media marketing . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

9 Corporate Structure The following diagram illustrates our corporate legal structure and identifies our subsidiaries as of the date of this presen tat ion and upon completion of this Offering (assuming no exercise of the over - allotment option). See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

10 Competitive Strengths We offer innovation solutions including metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, intellectual property (IP) character creation and social media marketing . Through these broadly diversified marketing services, complemented by our experienced and effective professional team, we are able to offer innovative, multi - dimensional, comprehensive and high - quality one - stop integrated marketing solutions to our clients and thereby assist our clients to maximize their brand awareness . Our customer base spans a wide range of industries and organizations, giving us a distinct competitive advantage in the integrated marketing solutions space . We have facilitated digital marketing solutions for over 20 corporate clients, including real estate developers, concert organizers, and public charitable organizations . This diverse portfolio demonstrates our ability to deliver tailored solutions that address the unique needs of businesses both large and small, domestic and international . HIGH GROWTH IN THE PROVISION OF 3D AND AUGMENTED REALITY SOLUTIONS We have established competitive advantages through our provision of 3 D and Augmented Reality services . By seamlessly blending these immersive capabilities into our comprehensive suite of digital marketing solutions, our revenue generated from the provision of 3 D and Augmented Reality solutions has experienced remarkable growth . This expansion underscores our deep expertise and innovative approach in leveraging 3 D and Augmented Reality technologies to drive transformative digital experiences for our clients . EXPERIENCED MANAGEMENT TEAM WITH PROVEN TRACK RECORD FOR INNOVATIONS AND EXECUTION We have an experienced management team, led by Dr . Leung Chun Yip, our founder, Chairman of the Board, and Chief Executive Officer, who has been instrumental in spearheading the growth of our Group . Dr . Leung Chun Yip has over 20 years of corporate management experience in Hong Kong and is primarily responsible for the planning and execution of our Group’s business strategies and managing our Group’s customer relationships . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

11 Increase our clientele by progressively entering the Asia - Pacific markets for digital marketing solutions Build new client partnerships while strengthening our ties with current clients. Strengthen core capabilities through ongoing research and development Attract, develop, train, and retain highly skilled professionals Growth Strategies See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

12 02. Our Services WHAT WE OFFER See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

13 Our Business Model x We derived our revenue primarily from integrated one - stop marketing solutions projects engaged primarily through quotation x Through the projects we designed, organized and managed, our clients can expect to achieve significant brand building and promotional effect to mass public or targeted recipient x Upon confirmation of engagement by our clients, we are responsible for the overall management and coordination of the project implementation, planning, monitoring and supervision from the commencement of the project until the completion according to the terms of our engagement . x The following diagram illustrates the general flow of our digital marketing solutions under the all - in - one services : See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

14 Integrated One - stop Marketing Solutions See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

15 □ Utilizing the 3D simulation and augmented reality technology □ Assisting our clients in hosting real - time and virtual events through engine including but not limited to Unity and Unreal Engine □ Creating an online virtual venue that allows the customers of our clients to gather and create, imagine and share experiences with each other in immersive, 3D - generated worlds □ Allowing customers and target audiences to gather, interact, and share experiences within these engaging, computer - generated worlds, brands can capture attention and foster deeper connections □ Creating personalized avatars further enhances the sense of presence and involvement Integrated One - stop Marketing Solutions (Cont.) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. JG0 JG1 JG2

16 □ Hosting virtual reality marketing campaigns in our office on behalf of our customers by inviting their selected target participants or audience to put on the headsets □ Allowing our customers to place marketing slogans or descriptions of their services while their customers or target audience □ Enabling our clients and their customers to view augmented reality through devices □ Simulating real - world objects in the comfort of wherever they may be □ Relying on two proprietary mobile applications, namely “UMETA VS” and “UMETA AR” □ Enabling our clients to harness the power of immersive technologies and deliver engaging, next - generation marketing experiences to their target audiences Integrated One - stop Marketing Solutions (Cont.) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. JG0 JG1 JG2 JG3 JG4

17 □ Understanding the client’s objectives, target audience, and brand identity to craft event themes, experiences, and activations that effectively engage and captivate attendees □ Designing and developing immersive event experiences that seamlessly blend the physical and digital realms □ Handling the end - to - end production and logistics of events, ensuring smooth and successful execution □ Specializing in creating engaging digital and hybrid event experiences □ Comprehensive marketing and promotion strategies, leveraging the agency’s expertise in digital and social media marketing, influencer collaborations, and targeted advertising campaigns to drive attendee registration and maximize event success Integrated One - stop Marketing Solutions (Cont.) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. JG0 JG1 JG2

18 □ Designing and developing of unique, compelling, and memorable characters □ Collaborates closely with clients to conceptualize characters that embody the brand’s values, personality, and target audience □ Ideation, visual design, and refining the character’s backstory, traits, and overall appeal □ Providing comprehensive branding and visual assets creation services, such as character illustrations, 2D/3D models, expressions, and poses □ Production of engaging content featuring the client’s branded character □ Developing strategic plans to engage audiences through their IP characters Integrated One - stop Marketing Solutions (Cont.) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. JG0 JG1

19 □ Offer end - to - end social media management services for our clients □ Strategy development, content creation, community engagement, and performance tracking across popular platforms like Facebook, Instagram, X (previously known as “Twitter”), LinkedIn, and more □ Produces high - quality, engaging social media content tailored to each client’s brand, industry, and target audience □ Visual assets, videos, infographics, and written posts □ Optimized for maximum reach and engagement Integrated One - stop Marketing Solutions (Cont.) See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

20 03. Our Management Team MEET THE TEAM See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

21 Dr. Leung C h un Yip » Chief Executive Officer » Executive Director □ Our Executive Director and Chief Executive Officer since our Company’s inception □ Responsible for the overall business management of our Group □ over two decades in the marketing and information technology industry □ director at Wai Fung Investment International Group and Shine Living Industrial Limited, from June 2011 to the present □ Executive Doctorate of Business Administration, SABI University, in 2014 □ Bachelor’s Degree in Business Administration, Hong Kong Polytechnic University, in 2011 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

22 Our team Ting Lai Har Chief Operations Officer □ Chief Operations Officer of our Company since April 2021 □ Responsible for leading and managing the sales and operation team □ Director, Wai Fung Investment International Group, from March 1991 to the present Tang Chak Ming Executive director Chief financial Officer □ Chief Financial Officer, Bo’s Fusion Cuisine, from November 2012 to March 2019 □ Chief Financial Officer, CT Lender (Hong Kong) Limited, from May 2020 to March 2023 □ Bachelor of Business Administration, University of Management and Technology (Virginia), 2015 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

23 Board of Directors Directors ▪ Dr. Leung Chun Yip - Chairman ▪ Mr. Tang Chak Ming - Director Independent Directors ▪ Mr. Lau Sek Kin - Member of Audit Committee and Compensation Committee ▪ Ms. Gan Shaoling - Member of Audit Committee and Compensation Committee ▪ Mr. Lu Runhua - Compensation Committee Chairman ▪ Mr. Wan Chun Lap - Nomination Committee Chairman ▪ Ms. Chan Po Yu - Audit Committee Chairman See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

24 04. Market Analysis THE INDUSTRY See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

25 Trends for the Marketing Solution Market in Hong Kong » Hong Kong’s marketing solution market has grown steadily in years (though it was temporarily impacted by the COVID - 19 pandemic in 2020) » From HKD23.0 billion in 2018 to HKD30.4 billion in 2023 » Expected to grow in 2028 to HKD40.4 billion » Indicating a CAGR of 5.9% between 2023 and 2028. » Digital marketing solutions saw rapid growth post - pandemic » With the market size reaching HKD15.1 billion in 2023, marking it as the fastest - growing segment within the marketing solution industry See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

26 Market Size of the Digital Marketing Solution Industry in Hong Kong » Hong Kong’s digital marketing solution market reached HDK15.05 billion in 2023 » Digital Spatial marketing solution market has acted as one of the fastest - growing segments between 2018 and 2023 » Digital Spatial marketing solution market has emerged as an important sector in recent years, which was empowered by cutting - edge AR and VR technologies » From 2018 to 2023, Digital Spatial marketing solution market has expanded rapidly with a CAGR of 38.60% » In 2023, the market size has reached HKD0.2 billion, making it one of the fastest - growing digital marketing solution markets in Hong Kong See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

27 Market Size of the Digital Spatial Marketing solution industry of Hong Kong See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

28 Market Drivers and Trends of Hong Kong’s Digital Spatial Marketing Solution Industry Businesses are increasingly turning to Digital Spatial marketing solutions in consideration of rapid acquisition of targeted people Businesses are also relying more on Digital Spatial marketing solutions in efforts to reduce carbon emissions A continuous and burgeoning demand for real estate Digital Spatial marketing solutions End - user’ immersion in digital spaces is further enhanced Personalized and customized experiences are becoming increasingly prominent Digital spatial data collection devices are becoming more convenient and efficient See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

29 Competitive Landscape Analysis of Hong Kong’s Marketing Solution Industry Hong Kong’s marketing solution market is highly fragmented with over 3,500 participants • Due to the proliferation of specialized firms that focus their efforts on niche markets within their respective sub - sectors • Enables companies to tailor their strategies and services precisely to the specific needs of these niches, often at the expense of broader market penetration. Local players are vital in Hong Kong’s digital marketing solution industry • Better understanding of the local market and culture, enabling them to provide more tailored digital marketing services to local businesses • Offer flexible service models and more personalized solutions The number of Digital Spatial marketing solution market participants in Hong Kong is limited • In the early stages of development and is characterized by a relatively small number of companies • Most firms within the industry remain in the exploratory phase, with a few businesses concentrating primarily on the real estate sector See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Sources: China Insights Consultancy Limited industry report

30 05. Financial Highlights OUR FINANCIALS See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

31 Financial Highlights 1 FY2022 FY2023 FY2022 , 69.7% FY2023 , 55.1% FY2022 , 51.5% FY2023 , 32.8% Operating Margin (Audited) Gross Margin Net Profit Margin FY2022 FY2023 815,090 2,825,488 568,315 1,555,712 419,478 925,563 INCOME STATEMENT (AUDITED) Revenue Gross Profit Net Income FY2022 FY2023 FY2022 , 69.7% FY2023 , 55.1% FY2022 , 51.5% FY2023 , 32.8% Operating Margin (Audited) Gross Margin Net Profit Margin FY2022 FY2023 815,090 2,825,488 568,315 1,555,712 419,478 925,563 Income Statement (Audited) Revenue Gross Profit Net Income See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. For the fiscal year ended December 31, 2022 and 2023 JG0

32 Financial Highlights 2 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. For the fiscal year ended December 31, 2022 and 2023 0 500,000 1,000,000 1,500,000 2,000,000 2,500,000 As at December 31, 2022 As at December 31, 2023 1,818,692 2,128,740 1,344,657 1,740,818 474,035 387,922 Balance Sheet (Audited) Total Assets Total Shareholders' Equity Total Liability

33 Contact Details EVERBRIGHT DIGITAL HOLDING LIMITED Issuer ● Contact : Dr. Leung Chun Yip (Founder, CEO and Chairman) ● Tel : (+852) 8493 - 8618 ● Email : michael@umeta.hk DOMINARI SECURITIES LLC Underwriter • Tel : (212) 393 - 4500 • Email : info@dominarisecurities.com Webs for SEC filings and financial data and Webs for EVERBRIGHT DIGITAL HOLDING LIMITED https : //www . sec . gov/ https : //umeta . hk/ See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.